

Mail Stop 7010

June 9, 2006

Via U.S. mail and facsimile

Mr. Raymond I. Wilcox
President and Chief Executive Officer
Chevron Phillips Chemical Company, LLC
10001 Six Pines Drive
The Woodlands, TX 77380-1498

> **RE: Chevron Phillips Chemical Company, LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
> **File No. 333-59054-01**

Dear Mr. Wilcox:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Comment applicable to your overall filing

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Item 1. Business, page 2

2. You disclosed you enter into long-term contracts with your customers for certain of your products. Please expand your disclosure to discuss whether the contracts you enter into with your customers have limitations on the types of cost increases that you are able to pass onto them. Please disclose the types of costs you are able and unable to pass on to your customers. If the costs you are unable to pass along to your customers are significant, please include a discussion regarding them in your MD&A.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

3. You have disclosed various components, which have contributed to the changes in your results of operations. Some of the components you have cited include the following:
    - higher sales prices,
    - expenses related to distribution costs,
    - foreign currency transaction losses,
    - feedstock costs,
    - utility costs, and
    - employee incentive plan expenses.

    Your disclosure should include additional details that explain the reasons for each component you cite, which attributed to the change and should also quantify the effect each of these components had on the increases and decreases within the income statement line items, including those components that offset one another. Please show us what your revised MD&A disclosure for fiscal year ended December 31, 2005 compared to fiscal year ended December 31, 2004 will look like.

2005 compared with 2004, page 23

4. Please expand your disclosure to discuss your results of operations for each line item presented in your statement of operations. Your current presentation does not provide a thorough analysis regarding the year over year changes in your business.

Liquidity and Capital Resources, page 27

5. Please revise your analysis related to your cash flows from operating activities to explain the underlying factors which contributed to the changes in your balance sheet accounts, rather than merely reciting the increases and decreases from the face of your statements of cash flows. In this regard, you should explain why balances significantly increased or decreased. Please refer to Section IV.B. of SEC Release 33-8350.

6. Please revise your table of contractual cash obligations to include estimated interest payments on your debt and estimated payments for planned funding of your pension plans. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. Please refer to note 46 of SEC Release 33-8350.

Financial Statements

Statement of Operations, page 34

7. You disclosed on page 2 that during the third quarter of 2005 you permanently closed your Texas pipe production facility. Please tell us how you reflected this in your results of operations, including the financial statement line items affected and what consideration was given as to whether the closing of the facility should be reflected as discontinued operations in accordance with SFAS 144.

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies, page 38

8. You disclosed in Item 1 that you enter into long-term contracts with your customers. Please expand your disclosure to include your policy for recording provisions for losses on your long-term contracts.

Note 4. Inventories, page 42

9. It appears that you use different inventory methods for similar types of inventory. If so, please disclose your basis for doing this. In a portion of these instances, this may be due to the LIFO method being used for similar types of inventory in countries that permit the LIFO method and another method may be used in countries that do not permit the use of the LIFO method. If this is the case for some of your inventory, please identify the foreign countries with similar inventory categories to those you use the LIFO method for in the US, and tell us separately for each country why you do not use the LIFO method for your inventories in that country. If you are permitted to use the LIFO method in that country, please tell us why your selective use of LIFO for similar types of inventories is appropriate.

10. Please tell us about the nature of the gains you recorded related to the reductions in LIFO-valued inventories. Tell us how you determined it was appropriate to record a gain, including the accounting literature you used to determine this treatment was appropriate.

Note 5. Investments in and Advances to Affiliates

11. You state that Phillips Sumika Polypropylene Company and K R Copolymer Co., Ltd. are not consolidated because you do not have voting control of these entities. You disclose that you share in 60% of these entities profits/losses. Tell us the voting percentage you have in each of these entities. Tell us what consideration you gave to FIN 46(R) in determining it was not appropriate to consolidate these entities.

12. You state that you have made certain advances to Q-Chem. You also have agreed to provide additional funding if there is insufficient cash for debt service payments. You are required to purchase, at market prices, specified amounts of production if you fail to sell that product under the terms of the agency agreement. You state that Q-Chem is not considered to be a VIE under the provisions of FIN No. 46(R). Tell us how you determined it is not a VIE, with specific reference to the paragraphs of FIN 46(R) you used to determine this. In a similar manner, please address Q-Chem II and Saudi Chevron Phillips Company.

Note 13. Operating Leases, page 51

13. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

Note 16. Segment and Geographic Information, page 57

14. Please expand your disclosure to include the following:
   - revenues from external customers within the United States and revenue derived from foreign countries,
   - revenues generated from an individual foreign country, if material,
   - long-lived assets within the United States and those located in foreign countries, and
   - whether any one customer accounted for ten percent or more of your revenues for the periods presented.

   Refer to paragraphs 38 and 39 of SFAS 131.

Saudi Chevron Phillips Company Limited

Notes to Financial Statements

18 Summary of Significant Differences (both amounts and disclosures) Between Accounting Principles Followed by the Company and United States Generally Accepted Accounting Principles, page 81

15. Your disclosure included in note 8 to the financial statements states "Upon delivery of the product to the marketing affiliate, sales are recorded at provisional prices calculated on the basis of a methodology approved by the board of directors. The provisional prices are subsequently adjusted to actual selling prices, as received by the marketer from its customers, after deducting shipping, distribution and selling costs, and a marketing fee (in accordance with the above marketing contract) to cover all other marketing expenses. Adjustments are recorded on a quarterly basis as they are reported by the marketer and become known to the company." It is not clear how you meet the revenue recognition criteria of SAB 104 requiring that the sales price to the

buyer is fixed or determinable at the time of recording revenue. Please tell us what consideration was given as to whether differences in revenue recognition needed to be included in the reconciliation of net income from Saudi accounting standards to net income under US GAAP.

Qatar Chemical Company Limited, Q.S.C.

Independent Auditors' Report, page 83 and 84

16. The auditors' report included on page 84 states that the financial statements for the fiscal years ended December 31, 2005 and 2004 were audited by another auditor. Given that the auditors' report included on page 83 appears to only include the financial statements as of and for the year ended December 31, 2005, it appears that there is no auditors' report for the year ended December 31, 2004. Please amend your filing to also include an auditors report for the year ended December 31, 2004.

Notes to Financial Statements

17. Note 2 states that the financial statements were prepared in accordance with International Financial Reporting Standards. Please amend your filing to provide a reconciliation of net income, shareholder's equity, and any other material line items from International Financial Reporting Standards to US GAAP for each period presented, or tell us how you determined the reconciliations were not required.

Item 9A. Controls and Procedures, page 105

18. Your disclosure states your "disclosure controls and procedures are effective in providing them with timely material information that is required to be disclosed in reports CPChem files under Section 13 or Section 15(d) of the Securities Exchange Act." This is not the definition of disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act. Please revise your disclosure accordingly. Alternatively, you may remove this portion of your disclosure in its entirety, and simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

Exhibits

19. Please amend your Form 10-K for the fiscal year ended December 31, 2005 to include under Exhibit 32 current Section 1350 certifications for each of your principal executive and principal financial officers. Refer to Item 601 of Regulation S-K. In doing so, please ensure that you refile the filing in its entirety; signatures and Exhibit 31 certifications should also be updated. Similarly, please also amend your Form 10-Q for the fiscal quarter ended March 31, 2006.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Comment applicable to your overall filing

20. Please address the comments above in your interim Forms 10-Q as well.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-3754 or, in her absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief